SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

 PURSUANT TO §240.13d-2(a).

(Amendment No. __ )*

Gold Reserve Inc.

(Name of Issuer)

Class A Common Stock, no par value per share

(Title of Class of Securities)

38068N108

(CUSIP Number)

Brent Binge, Esq.
Steelhead Partners, LLC
333 108th Avenue NE, Suite 2010
Bellevue, WA  98004
(425) 974-3788

Copy to:

Julia Vax, Esq.
Howard Rice Nemerovski Canady Falk & Rabkin,
A Professional Corporation
Three Embarcadero Center, Suite 700
San Francisco, CA  94111-4024
(415) 434-1600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 20, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38068N108	13D	Page 2 of 9 pages

1.	Names of Reporting Persons	STEELHEAD PARTNERS, LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions)	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power	12,707,979 [1]

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	12,707,979[1]

	10.	Shared Dispositive Power	0

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	12,707,979[1]
12.		Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row 11	21.4%[1]
14.		Type of Reporting Person (See Instructions)	IA

1Consistent with the position taken by the issuer in its Schedule 14A filed with the Securities and Exchange Commission on April 29, 2011, 4,024,005 shares of the issuer’s Class A common stock (the “Convertible Note Shares”) that may be issued to Steelhead Navigator (as defined below) upon the conversion of certain convertible notes held by Steelhead Navigator (the “Convertible Notes”) are not included in this Schedule 13D because the receipt of such Convertible Note Shares is contingent upon the issuer’s determination, in its sole discretion, to deliver the Convertible Note Shares instead of cash upon conversion of the Convertible Notes.

CUSIP No. 38068N108	13D	Page 3 of 9 pages

1.	Names of Reporting Persons	STEELHEAD NAVIGATOR MASTER, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions)	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power	12,707,979[1]

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	12,707,979[1]

	10.	Shared Dispositive Power	0

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	12,707,979[1]
12.		Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row 11	21.4%[1]
14.		Type of Reporting Person (See Instructions)	PN

1Consistent with the position taken by the issuer in its Schedule 14A filed with the Securities and Exchange Commission on April 29, 2011, 4,024,005 shares of the issuer’s Class A common stock (the “Convertible Note Shares”) that may be issued to Steelhead Navigator (as defined below) upon the conversion of certain convertible notes held by Steelhead Navigator (the “Convertible Notes”) are not included in this Schedule 13D because the receipt of such Convertible Note Shares is contingent upon the issuer’s determination, in its sole discretion, to deliver the Convertible Note Shares instead of cash upon conversion of the Convertible Notes.

CUSIP No. 38068N108	13D	Page 4 of 9 pages

1.	Names of Reporting Persons	JAMES MICHAEL JOHNSTON
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions)	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power	0

	8.	Shared Voting Power	12,707,979[1]

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	12,707,979[1]

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	12,707,979[1]
12.		Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row 11	21.4%[1]
14.		Type of Reporting Person (See Instructions)	IN/HC

1Consistent with the position taken by the issuer in its Schedule 14A filed with the Securities and Exchange Commission on April 29, 2011, 4,024,005 shares of the issuer’s Class A common stock (the “Convertible Note Shares”) that may be issued to Steelhead Navigator (as defined below) upon the conversion of certain convertible notes held by Steelhead Navigator (the “Convertible Notes”) are not included in this Schedule 13D because the receipt of such Convertible Note Shares is contingent upon the issuer’s determination, in its sole discretion, to deliver the Convertible Note Shares instead of cash upon conversion of the Convertible Notes.

CUSIP No. 38068N108	13D	Page 5 of 9 pages

1.	Names of Reporting Persons	BRIAN KATZ KLEIN
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions)	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power	0

	8.	Shared Voting Power	12,707,979[1]

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	12,707,979[1]

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	12,707,979[1]
12.		Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row 11	21.4%[1]
14.		Type of Reporting Person (See Instructions)	IN/HC

1Consistent with the position taken by the issuer in its Schedule 14A filed with the Securities and Exchange Commission on April 29, 2011, 4,024,005 shares of the issuer’s Class A common stock (the “Convertible Note Shares”) that may be issued to Steelhead Navigator (as defined below) upon the conversion of certain convertible notes held by Steelhead Navigator (the “Convertible Notes”) are not included in this Schedule 13D because the receipt of such Convertible Note Shares is contingent upon the issuer’s determination, in its sole discretion, to deliver the Convertible Note Shares instead of cash upon conversion of the Convertible Notes.

CUSIP No. 38068N108	13D	Page 6 of 9 pages

Item 1.  Security and Issuer.

This Schedule 13D (the “Schedule”) relates to shares of Class A common stock, no par value per share (the “Common Stock”), of Gold Reserve Inc. (the “Issuer”). The principal executive office of the Issuer is 926 West Sprague Avenue, Suite 200, Spokane, WA 99201.

Item 2.  Identity and Background.

This Schedule is filed on behalf of Steelhead Partners, LLC (“Steelhead”), Steelhead Navigator Master, L.P. (“Steelhead Navigator”), James Michael Johnston and Brian Katz Klein.

The principal business address of Steelhead, Mr. Johnston and Mr. Klein is 333 108th Avenue NE, Suite 2010, Bellevue, WA 98004. The principal business address of Steelhead Navigator is c/o Citco Fund Services (Bermuda) Limited, Mintflower Place, 4th Floor, 8 Par-La-Ville Road, Hamilton HM 08, Bermuda.

Steelhead Navigator is a limited partnership, whose investment manager is Steelhead.  Steelhead is an investment adviser registered as such with the Securities and Exchange Commission (“SEC”). Mr. Johnston and Mr. Klein are Steelhead’s member-managers.

None of Steelhead, Steelhead Navigator, Mr. Johnston or Mr. Klein has during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

None of Steelhead, Steelhead Navigator, Mr. Johnston or Mr. Klein has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Steelhead is a Delaware limited liability company, Steelhead Navigator is a Cayman Islands limited partnership, and Mr. Johnston and Mr. Klein are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration.

The source of funds used to purchase the Common Stock was the working capital of Steelhead Navigator.  The amount of funds used to purchase the Common Stock was approximately $26,609,485.

Item 4. Purpose of Transaction.

The securities were acquired for investment purposes, and the acquisitions of the securities were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

CUSIP No. 38068N108	13D	Page 7 of 9 pages

Consistent with the investment purposes, Steelhead may engage in communications with one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer, including but not limited to the Issuer’s operations.

Although the reporting persons have no specific plan or proposal to acquire or dispose of the securities of the Issuer, consistent with its investment purpose, the reporting persons at any time and from time to time, may acquire additional securities or dispose of any or all of its securities depending upon an ongoing evaluation of the investment in the securities, prevailing market conditions and other investment opportunities.

Except to the extent the foregoing may be deemed a plan or proposal, none of the reporting persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The reporting persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

(a)    Steelhead Navigator beneficially owns 12,707,979 shares of Common Stock, and the percentage of Common Stock beneficially owned by Steelhead Navigator is 21.4%.

Steelhead, as the investment manager of Steelhead Navigator and the sole member of Steelhead Navigator’s general partner, and Mr. Johnston and Mr. Klein, as the member-managers of Steelhead, may be deemed to beneficially own the shares owned by Steelhead Navigator in that they may be deemed to have the power to direct the voting or disposition of the shares. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of Steelhead, Mr. Johnston or Mr. Klein is, for any other purpose, the beneficial owner of any such securities, and Steelhead, Mr. Johnston and Mr. Klein disclaim beneficial ownership as to such securities except to the extent of their respective pecuniary interests therein. For the purposes of this Schedule, Steelhead, Mr. Johnston and Mr. Klein beneficially own 12,709,979 shares of Common Stock (which is comprised of the shares of Common Stock owned by Steelhead Navigator), and the percentage of Common Stock beneficially owned by such reporting persons is 21.4%.

The calculation of percentage of beneficial ownership in this paragraph (a) and Item 13 of pages 2 – 5 of this Schedule was derived from the Issuer’s Schedule 14A filed with the SEC on April 29, 2011, in which the Issuer stated that the number of shares of its Class A and Class B common stock outstanding as of April 21, 2011 was 59,469,254 shares.

(b)    Reference is made hereby to Items 7 to 10 of pages 2 - 5 of this Schedule, which Items are incorporated herein by reference.

CUSIP No. 38068N108	13D	Page 8 of 9 pages

(c)    During the last 60 days, the reporting persons purchased the following shares of Common Stock in the open market:

Entity	Trade Date	Shares	Price/Share
Steelhead Navigator	02-23-11	18,954	1.7121
	02-24-11	6,500	1.708
	02-25-11	14,946	1.7252
	02-28-11	4,200	1.74
	03-02-11	200	1.75
	03-04-11	2,700	1.75
	03-07-11	6,800	1.7499
	03-08-11	9,200	1.7355
	03-09-11	17,000	1.7442
	03-10-11	29,500	1.7423
	03-10-11	5,000	1.7393
	03-11-11	54,900	1.7492
	03-14-11	20,600	1.7497
	03-18-11	31,097	1.6992
	03-23-11	6,500	1.6988
	03-24-11	81	1.68
	03-31-11	100	1.70
	04-01-11	62,222	1.70
	04-15-11	300	1.70
	04-20-11	7,297,000	1.5776

(d)    Except as set forth in this Schedule, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule.

(e)    Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to Be Filed as Exhibits.

No.	Exhibit
1.	Agreement Regarding Joint Filing of Statement on Schedule 13D.

CUSIP No. 38068N108	13D	Page 9 of 9 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2011	STEELHEAD PARTNERS, LLC By: /s/ James Michael Johnston James Michael Johnston Its Member-Manager
STEELHEAD NAVIGATOR MASTER, L.P. By: Steelhead Partners, LLC, its Investment Manager By: /s/ James Michael Johnston James Michael Johnston Its Member-Manager
JAMES MICHAEL JOHNSTON /s/ James Michael Johnston James Michael Johnston
BRIAN KATZ KLEIN /s/ Brian Katz Klein Brian Katz Klein

EXHIBITS LIST

Exhibit 1.          Agreement Regarding Joint Filing of Statement on Schedule 13D.

EXHIBIT 1

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: April 29, 2011	STEELHEAD PARTNERS, LLC By: /s/ James Michael Johnston James Michael Johnston Its Member-Manager
STEELHEAD NAVIGATOR MASTER, L.P. By: Steelhead Partners, LLC, its Investment Manager By: /s/ James Michael Johnston James Michael Johnston Its Member-Manager
JAMES MICHAEL JOHNSTON /s/ James Michael Johnston James Michael Johnston
BRIAN KATZ KLEIN /s/ Brian Katz Klein Brian Katz Klein